UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

KS Bancorp, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

48266R108

(CUSIP Number)

C. Felix Harvey P.O. Box 189 Kinston, NC 28502 (252) 523-3862	Maurice J. Koury P.O. Box 850 Burlington, North Carolina 27216 (336) 226-5581

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 2, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48266R108	13D/A	Page 2 of 9 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) C. Felix Harvey
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 59,674[1] 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 59,674[1]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,674[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14.	TYPE OF REPORTING PERSON PN

[1]	These shares consist of 58,574 shares held by The Felix Harvey Foundation, Inc. (the “Harvey Foundation”), which is controlled by Mr. Harvey, and 1,100 shares held by Mr. Harvey’s spouse, Margaret Blount Harvey, who is a Director of the Harvey Foundation.

CUSIP No. 48266R108	13D/A	Page 3 of 9 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The Felix Harvey Foundation, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 58,574 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 58,574

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,574
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 48266R108	13D/A	Page 4 of 9 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The Maurice J. Koury Foundation, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 14,625 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 14,625 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,625
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 48266R108	13D/A	Page 5 of 9 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Maurice J. Koury
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 7,100 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 7,100 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,100
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 48266R108	13D/A	Page 6 of 9 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sunny Harvey Burrows
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 4,517 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 4,517 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,517
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 48266R108	13D/A	Page 7 of 9 Pages

This Amendment No. 3 to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 21, 2005, and amended on February 7, 2005, and further amended on February 22, 2005 (as amended, the “Schedule 13D”), is being filed by The Felix Harvey Foundation, Inc., a North Carolina corporation (the “Harvey Foundation”), C. Felix Harvey (“Harvey”), The Maurice J. Koury Foundation, Inc., a North Carolina corporation (the “Koury Foundation”), Maurice J. Koury (“Koury”) and Sunny Harvey Burrows (“Burrows” and, together with the Harvey Foundation, Harvey, the Koury Foundation and Koury, the “Reporting Persons”), relates to shares of common stock, no par value per share (the “Common Stock”), of KS Bancorp, Inc., a North Carolina corporation (the “Company”).

By virtue of the agreement among the Reporting Persons to vote against the Reorganization at the Special Meeting, as described in Item 4 of the Schedule 13D, the Reporting Persons may be deemed to be a “group” under the Federal securities laws. Except as otherwise set forth in the Schedule 13D, each Reporting Person expressly disclaims beneficial ownership of any of the shares of Common Stock beneficially owned by any other Reporting Person or by any person listed on Schedule A attached to the Schedule 13D. The filing of this Amendment No. 3 to the Schedule 13D shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any other provision of the Securities Exchange Act of 1934, as amended, or the rules promulgated thereunder or for any other purpose, that any Reporting Person is a beneficial owner of any such shares.

Unless set forth below, all previous items of the Schedule 13D are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended by adding the following to the end thereof:

Burrows’ address is 2877 Habersham Road, NW, Atlanta, Georgia 30305. Burrows is a United States citizen and is not employed outside the home. Burrows has not during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by adding the following to the end thereof:

Burrows is filing this Schedule 13D/A as a result of certain agreements to vote her shares of Common Stock at a special meeting of the Company’s shareholders, as discussed in Item 4, and not as a result of any acquisition of Common Stock by Burrows. Therefore, information concerning the source and amount of funds or other consideration for these prior acquisitions of Common Stock is not material.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following to the end thereof:

On March 2, 2005, Harvey and Koury met with the Company’s Chief Executive Officer and certain members of the Company’s Board of Directors to discuss the Company’s proposed Reorganization and to discuss the Reporting Persons’ alternatives should the Company proceed with the

CUSIP No. 48266R108	13D/A	Page 8 of 9 Pages

proposed Reorganization. In addition to the Reporting Persons’ possible plans previously disclosed in the Schedule 13D, the Reporting Persons may also consider a cash tender offer for some or all of the outstanding shares of the Common Stock.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by adding the following to the end thereof:

(e)	Burrows:

Number of shares of Common Stock beneficially owned: 4,517

Percent of class: 0.4%

Number of shares as to which Burrows has:

(i)	Sole power to vote or to direct the vote: 4,517

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 4,517

(iv)	Shared power to dispose or to direct the disposition of: 0

Except as may be set forth in this Schedule 13D, Burrows does not beneficially own any shares of Common Stock. During the past sixty (60) days, Burrows has not effected any transactions in the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following to the end thereof:

Burrows is the daughter of Harvey. Pursuant to Rule 13d–1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D, and any amendment or amendments hereto, which agreement is filed herewith as Exhibit 4.

Item 7. Material to File as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following as exhibits:

4. Joint Filing Agreement dated March 3, 2005.

CUSIP No. 48266R108	13D/A	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE FELIX HARVEY FOUNDATION, INC.

Date: March 3, 2005	By:	/s/ C. Felix Harvey
	Name:	C. Felix Harvey
	Title:	Vice President

Date: March 3, 2005	/s/ C. Felix Harvey
C. FELIX HARVEY

THE MAURICE J. KOURY FOUNDATION, INC.

Date: March 3, 2005	By:	/s/ Maurice J. Koury
	Name:	Maurice J. Koury
	Title:	President

Date: March 3, 2005	/s/ Maurice J. Koury
MAURICE J. KOURY

Date: March 3, 2005	/s/ Sunny Harvey Burrows
SUNNY HARVEY BURROWS

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. §1001).